August 14, 2007
Mr. Paul Cline, Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Flagstar Bancorp, Inc.
File No. 001-16577
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2007
Filed May 8, 2007
Dear Mr. Cline:
This letter is to request an extension for Flagstar Bancorp, Inc. to respond to the comments listed in the staff’s letter to us dated July 19, 2007. The following summarizes the reasons for our request for this extension:
Upon receiving the comment letter, we have devoted considerable effort and resources to review all comments and commence our analysis. As we noted in our discussion with Mr. Michael Volley of the Staff on July 25, 2007, we were in the process of preparing our Form 10-Q for the quarterly period ended June 30, 2007 at the time we received the comment letter. The Form 10-Q was subsequently filed on August 9, 2007 together with our Form 8-K to report events under Item 4.02(a). The Form 8-K was filed as part of our overall efforts to address the Staff’s comments as expeditiously as possible.
With our filing of the Form 10-Q and the Form 8-K now complete, we are better able to devote more resources to the analysis and drafting of responses required by your comments. Further, based on our experience in responding to previous comment letters from the SEC, we believe the extended deadline, if granted, would allow the time needed for us to complete our responses and review them with the appropriate management. In addition to the multiple reviews with internal company management, we will also review our responses with our current external auditors and our predecessor external auditors, as appropriate.
Based on the above, we would appreciate it if you could grant us an extension to August 31, 2007. We would also greatly appreciate it if you could notify us shortly after receiving this letter so we can plan our response actions accordingly. If you would like to discuss this matter with me directly, please do not hesitate to contact me at 248-312-5580. Thank you.

Very truly yours,
/s/ Paul D. Borja
Paul D. Borja
Executive Vice President Chief Financial Officer